SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

GLEACHER & COMPANY, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

377341201

(CUSIP Number)

March 13, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 377341201

1	Names of reporting persons Stone Lion Capital Partners L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 574,490 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 574,490 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 574,490 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 9.3% (See Item 4)
12	Type of reporting person (see instructions) IA; PN

SCHEDULE 13G

CUSIP No. 377341201

1	Names of reporting persons SL Capital Partners LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 574,490 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 574,490 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 574,490 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 9.3% (See Item 4)
12	Type of reporting person (see instructions) OO; HC

SCHEDULE 13G

CUSIP No. 377341201

1	Names of reporting persons Stone Lion Capital LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 574,490 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 574,490 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 574,490 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 9.3% (See Item 4)
12	Type of reporting person (see instructions) OO; HC

SCHEDULE 13G

CUSIP No. 377341201

1	Names of reporting persons Gregory A. Hanley
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 574,490 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 574,490 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 574,490 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 9.3% (See Item 4)
12	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 377341201

1	Names of reporting persons Alan J. Mintz
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 574,490 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 574,490 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 574,490 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 9.3% (See Item 4)
12	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 377341201

Item 1(a).	Name of Issuer: Gleacher & Company, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 677 Broadway, 2nd Floor Albany, New York 12207
Item 2(a).

Name of Person(s) Filing:

This statement is filed by Stone Lion Capital Partners L.P. (“Stone Lion”), SL Capital Partners LLC (“SLCP”), Stone Lion Capital LLC (“SLC”), Gregory A. Hanley and Alan J. Mintz (collectively with Stone Lion, SLCP, SLC and Mr. Hanley, the “Reporting Persons”), with respect to shares of common stock of the above-named issuer owned by HHLF L.P., a Delaware limited partnership (“HHLF”), LLSM L.P., a Cayman Islands exempted limited partnership (“LLSM”), Permal Stone Lion Fund Ltd., a British Virgin Islands limited company (“Permal Stone”), and SL Liquidation Fund L.P., a Cayman Islands exempted limited partnership (“SL Fund”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address of the principal business office of each of the Reporting Persons is 555 Fifth Avenue, 18th Floor, New York, New York 10017.
Item 2(c).

Citizenship or Place of Organization:

Stone Lion is a Delaware limited partnership. Each of SLCP and SLC is a Delaware limited liability company. Each of Mr. Hanley and Mr. Mintz is a United States citizen.

Item 2(d).	Title of Class of Securities: Common Stock, Par Value $0.01 Per Share
Item 2(e).	CUSIP Number: 377341201

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

SCHEDULE 13G

CUSIP No. 377341201

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The percentages used herein are calculated upon the 6,183,654 shares of common stock issued and outstanding as of February 28, 2014, as reported in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission by the Issuer for the fiscal year ended December 31, 2013.

As of the close of business on April 3, 2014:

1. Stone Lion

(a) Amount beneficially owned: 574,490

(b) Percent of class: 9.3%

(c)(i) Sole power to vote or direct the vote: 0

(c)(ii) Shared power to vote or direct the vote: 574,490

(c)(iii) Sole power to dispose or direct the disposition: 0

(c)(iv) Shared power to dispose or direct the disposition: 574,490

2. SLCP

(a) Amount beneficially owned: 574,490

(b) Percent of class: 9.3%

(c)(i) Sole power to vote or direct the vote: 0

(c)(ii) Shared power to vote or direct the vote: 574,490

(c)(iii) Sole power to dispose or direct the disposition: 0

(c)(iv) Shared power to dispose or direct the disposition: 574,490

3. SLC

(a) Amount beneficially owned: 574,490

(b) Percent of class: 9.3%

(c)(i) Sole power to vote or direct the vote: 0

(c)(ii) Shared power to vote or direct the vote: 574,490

(c)(iii) Sole power to dispose or direct the disposition: 0

(c)(iv) Shared power to dispose or direct the disposition: 574,490

4. Mr. Hanley

(a) Amount beneficially owned: 574,490

(b) Percent of class: 9.3%

(c)(i) Sole power to vote or direct the vote: 0

(c)(ii) Shared power to vote or direct the vote: 574,490

(c)(iii) Sole power to dispose or direct the disposition: 0

(c)(iv) Shared power to dispose or direct the disposition: 574,490

5. Mr. Mintz

(a) Amount beneficially owned: 574,490

(b) Percent of class: 9.3%

(c)(i) Sole power to vote or direct the vote: 0

(c)(ii) Shared power to vote or direct the vote: 574,490

(c)(iii) Sole power to dispose or direct the disposition: 0

(c)(iv) Shared power to dispose or direct the disposition: 574,490

SCHEDULE 13G

CUSIP No. 377341201

Item 4.	Ownership (continued):

The Reporting Persons own directly no shares of common stock. Pursuant to investment management agreements, Stone Lion maintains investment and voting power with respect to the securities held by HHLF, LLSM, Permal Stone and SL Fund. SLCP is the general partner of Stone Lion. SLC is the managing member of SLCP. Mr. Hanley and Mr. Mintz are the managing members of SLC. By reason of the provisions of Rule 13d-3 of the Act, each of the Reporting Persons may be deemed to beneficially own 574,490 shares of the Issuer’s common stock. Each of the Reporting Persons disclaims beneficial ownership of any of the securities covered by this statement.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2014

Stone Lion Capital Partners L.P.

By:	/s/ Claudia L. Borg
Claudia L. Borg, Authorized Signatory

SL Capital Partners LLC

By:	/s/ Alan J. Mintz
Alan J. Mintz, Authorized Signatory

Stone Lion Capital LLC

By:	/s/ Alan J. Mintz
Alan J. Mintz, Authorized Signatory

Gregory A. Hanley

By:	/s/ Gregory A. Hanley
Gregory A. Hanley

Alan J. Mintz

By:	/s/ Alan J. Mintz
Alan J. Mintz